Filed Pursuant To Rule 433

Registration No. 333-278880

October 6, 2025

Grayscale Launches First Staking Spot Crypto ETPs in U.S.

ETHE, ETH, and GSOL debut spot Ether and Solana staking for investors

October 06, 2025 06:30 ET | Source: Grayscale Investments

STAMFORD, Conn., Oct. 06, 2025 (GLOBE NEWSWIRE) -- Grayscale Investments®, the world’s largest digital asset-focused investment platform*, today announced a major industry first: Grayscale Ethereum Trust ETF (Ticker: ETHE) and Grayscale Ethereum Mini Trust ETF (Ticker: ETH) have become the first U.S.-listed spot crypto ETPs to enable staking. Grayscale also revealed that Grayscale Solana Trust (OTCQX: GSOL) has activated staking, giving investors one of the only ways to access SOL staking through a traditional brokerage account. Pending regulatory approval of GSOL’s uplisting as an exchange-traded product, it is expected to become one of the first spot Solana ETPs with staking.

ETHE and ETH are exchange traded products that are not registered under the Investment Company Act of 1940 (the “40 Act”) and therefore are not subject to the same regulations and protections as 40 Act-registered ETFs and mutual funds. An investment in ETHE and ETH involves significant risk, including possible loss of principal. ETHE and ETH hold digital assets; however, an investment in ETHE and ETH is not a direct investment in digital assets. GSOL is not an ETP and is quoted on OTC Markets Group.

By staking across its Ethereum and Solana products, Grayscale offers investors exposure to the long-term value accrual of these networks while maintaining the funds’ core objectives: ETHE and ETH provide spot Ether exposure, and GSOL provides spot Solana exposure.

“Staking in our spot Ethereum and Solana funds is exactly the kind of first mover innovation Grayscale was built to deliver,” said Peter Mintzberg, Chief Executive Officer of Grayscale. “As the #1 digital asset-focused ETF issuer in the world by AUM, we believe our trusted and scaled platform uniquely positions us to turn new opportunities like staking into tangible value potential for investors.”

Through institutional custodians and a diversified network of validator providers, Grayscale will stake passively, helping secure underlying protocols while supporting long-term network resilience. Grayscale is also committed to investor education, recently publishing Staking 101: Secure the Blockchain, Earn Rewards, a new report that explains how staking works, why it matters, and how participants may benefit.

As the digital asset ecosystem evolves, Grayscale plans to extend staking to additional products while continuing to lead with education, transparent reporting, and investor-first practices.

For more information about staking and how it works, please see our new report: Staking 101: Secure the Blockchain, Earn Rewards

For more information on ETHE, ETH, and GSOL, visit: https://etfs.grayscale.com/ethe, https://etfs.grayscale.com/eth, and https://www.grayscale.com/funds/grayscale-solana-trust.

About Grayscale
Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a decade-long track record and deep expertise as a digital asset-focused investment platform, with approximately $35 billion in assets under management (AUM). Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. For more information, please follow @Grayscale or visit grayscale.com.

*Largest digital asset-focused investment platform based on AUM of $35B as of 9/30/2025. For other companies, AUM is considered as of most recent public disclosure. 21Shares AUM per company website as of 9/23/2025; CoinShares AUM per company website as of 9/24/2025; Galaxy AUM per Q2 2025 financial results report as of 6/30/2025; Pantera AUM per company website as of 8/31/2025. Bitwise AUM reflects client assets held per press release as of 8/14/2025.

ETHE, ETH and GSOL have each filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ETHE, ETH and GSOL each have filed with the SEC for more complete information about each of their offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ETHE, ETH, GSOL or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

GSOL is speculative and entails significant risk, including the risk that an investor could lose their entire investment. The Solana protocol was relatively recently conceived and its particular underlying technological mechanisms may not function as intended, which could have an adverse impact on the value of SOL, respectively, and an investment in GSOL.

Foreside Fund Services, LLC is the Marketing Agent for ETHE and ETH and Grayscale Investments Sponsors, LLC is the sponsor of ETHE, ETH, and GSOL. Grayscale Securities, LLC is the distributor of GSOL.

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Grayscale Ethereum Trust ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.